SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Scorpio Bulkers Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
Y7546A122

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

March 14, 2016

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y7546A122	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,775,039*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,775,039*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,775,039*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.18%*
14	TYPE OF REPORTING PERSON* CO

* Reflects beneficial ownership as of March 16, 2016 and takes into account the reverse stock split of the Common Stock, at a ratio of one-for-twelve, that became effective on December 31, 2015.

SCHEDULE 13D

CUSIP No. Y7546A122	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,996,271*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,996,271*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,996,271*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.44%*
14	TYPE OF REPORTING PERSON* PN, IA

* Reflects beneficial ownership as of March 16, 2016 and takes into account the reverse stock split of the Common Stock, at a ratio of one-for-twelve, that became effective on December 31, 2015.

SCHEDULE 13D

CUSIP No. Y7546A122	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,996,271*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,996,271*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,996,271*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.44%*
14	TYPE OF REPORTING PERSON* PN, HC

* Reflects beneficial ownership as of March 16, 2016 and takes into account the reverse stock split of the Common Stock, at a ratio of one-for-twelve, that became effective on December 31, 2015.

SCHEDULE 13D

CUSIP No. Y7546A122	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,996,271*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,996,271*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,996,271*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.44%*
14	TYPE OF REPORTING PERSON* OO, HC

* Reflects beneficial ownership as of March 16, 2016 and takes into account the reverse stock split of the Common Stock, at a ratio of one-for-twelve, that became effective on December 31, 2015.

This Amendment No. 7 to Schedule 13D, dated March 16, 2016  (this “Amendment No. 7”), amends the Schedule 13D originally filed on June 10, 2015 (the “Original 13D”) by Monarch Debt Recovery Master Fund Ltd (“MDRF”), Monarch Alternative Capital LP (“Monarch”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“Monarch GP”), as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2015, Amendment No. 2 to Schedule 13D filed on July 30, 2015, Amendment No. 3 to Schedule 13D filed on August 18, 2015, Amendment No. 4 to Schedule 13D filed on October 28, 2015, Amendment No. 5 to Schedule 13D filed on December 23, 2015 and Amendment No.6 to Schedule 13D filed on January 11, 2016 (the Original 13D, as amended by such Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7,  the “Schedule 13D”).  This Amendment No. 7 is being filed on behalf of MDRF, Monarch, MDRA GP and Monarch GP (collectively, the “Reporting Persons”) and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Scorpio Bulkers Inc., a Marshall Islands corporation (the “Company”).
Monarch is the investment advisor to a variety of funds, including MDRF (any such funds, as applicable, collectively, the “Funds”).  This Amendment No. 7 is being filed to reflect transactions in Common Stock since the filing of Amendment No. 6.
Item 5.  Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:
(a)            Each of Monarch, MDRA GP and Monarch GP indirectly beneficially owns 2,996,271 shares of Common Stock (which includes shares of Common Stock beneficially owned by MDRF), representing 10.44% of the 28,713,505 shares of Common Stock outstanding.  MDRF beneficially owns an aggregate of 1,775,039 shares of Common Stock, representing 6.18% of the 28,713,505 shares of Common Stock outstanding. The percentages used herein and in the rest of this Amendment No. 7 are calculated based upon the 28,713,505 shares of Common Stock reported in Exhibit 99.1 to the Company’s Form 6-K, dated March 11, 2016, as outstanding as of March 10, 2016.  None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.
(b)            Monarch, MDRA GP and Monarch GP share voting and dispositive power over 2,996,271 shares of Common Stock held directly by the Funds, including the 1,775,039 shares of Common Stock held directly by MDRF, with each Fund directly holding the shares beneficially owned by such entity.
Item 5(c) is  hereby supplemented with respect to MDRF by adding thereto the following:
(c)            On March 4, 2016, Funds other than MDRF sold 32,100 shares of Common Stock at a price of $5.1375 per share. On March 8, 2016, Funds other than MDRF sold 57,000 shares of Common Stock at a price of $4.0854 per share. On March 9, 2016, Funds other than MDRF sold 7,200 shares of Common Stock at a price of $3.9013 per share. On March 11, 2016, the Funds sold 75,000 shares of Common Stock (2,117 of which were sold by MDRF) at a price of $3.9203 per share. On March 14, 2016, the Funds sold 150,000 shares of Common Stock (88,863 of which were sold by MDRF) at a price of $4.0245 per share.
 [Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 16, 2016	MONARCH DEBT RECOVERY MASTER FUND LTD

By: Monarch Alternative Capital LP, its Investment Manager

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

Dated: March 16, 2016	MONARCH ALTERNATIVE CAPITAL LP

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

Dated: March 16, 2016	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: March 16, 2016	MONARCH GP LLC

	By:	/s/ Michael Weinstock
Name: Michael Weinstock
Title: Member